May 29, 2007
VIA EDGAR AND FAX
Securities and Exchange Commission
Mail Stop 6010
100 F. Street, N.E.
Washington, DC 20549

Attention:	Russell Mancuso Branch Chief

Re:	TopSpin Medical, Inc. Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-142242
Dear Mr. Mancuso:
     On behalf of TopSpin Medical, Inc. (the “Company”), in connection with Amendment No. 1. to the Company’s Registration Statement on Form SB-2 (the “Registration Statement”), we are hereby responding to certain comments provided by the staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 25, 2007.
Exhibits 8.1 and 8.2
12.	The opinion you file as an exhibit should not assume conclusions of law that are a necessary requirement of the ultimate opinion given. We note the assumption regarding due execution and delivery of documents. Please tell us why the assumption is necessary for the opinion given, which specific documents are at issue, and the consequences if the actual facts differ from the assumed facts.
     The language in the third paragraph was intended to note that unless the issuance of the Units, including the shares of Common Stock and Series 3 Warrants actually occurs, then the tax opinion will not be available. In response to your comment, however, “(iii) that there has been due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents” will be deleted from the third paragraph of each of Exhibits 8.1 and 8.2. The first sentence of paragraph four of each of those Exhibits will be revised to state: “Subject to the foregoing upon the due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents, and any other assumptions . . . .”

13.	Please file an exhibit that provides an opinion regarding the tax consequences, not merely on the accuracy of disclosure like in the fourth paragraph of exhibit 8.1. Also, it is unclear why the fourth paragraph of exhibit 8.1 is limited to the holder of the units given the first sentence on page 76.
     Exhibits 8.1 and 8.2 opine on the tax disclosure contained in the Registration Statement, which is a general description of the tax consequences related to the securities to be offered pursuant to the Registration Statement. Exhibits 8.1 and 8.2 are not opinions as to any specific taxable or tax-free event. In response to your comment, the first sentence of the section entitled “UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS” (former page 76) will be revised to state: “The following is a general discussion of material United States federal tax consequences to a holder of the acquisition, ownership, and disposition of our units, common stock, and warrants, which we refer to collectively as our securities, purchased pursuant to this offering.”
14.	We note the date restriction in the fifth paragraph of both exhibits. Please file revised opinions at the time you plan to request effectiveness of the registration statement.
     In response to your comment, the sixth sentence of paragraph 5 in each of Exhibit 8.1 and Exhibit 8.2 has been deleted. The following sixth sentence will now be included: “We assume no obligation to supplement this opinion if any applicable law changes, or advise you of any new developments in the application or interpretation of relevant tax laws, after the effective date of the Registration Statement or if we become aware of any fact that might change the opinion expressed herein after the effective date of the Registration Statement.” This sentence is meant to clarify that tax counsel will revise the disclosure, if necessary, until the effective date of the Registration Statement with regards to any new developments or interpretations of law.
15.	Investors must be entitled to rely on the opinion that you file as an exhibit. Please ask counsel to revise the sixth paragraph of both exhibits 8.1 and 8.2 which imply the contrary.
     In response to your comment, the first two sentences of the sixth paragraph in each of Exhibit 8.1 and Exhibit 8.2 will be deleted.
Exhibit 8.1
16.	Given the language on page 77, counsel’s position regarding the allocation of the purchase price mentioned in the first paragraph on page 77 is unclear. If counsel is unable to opine on the matter, it should state in the opinion:
•	that it is not able to opine on the particular material tax consequence;

•	why it is not able to opine on that consequence; and
•	the possible outcome to investors.
Also, your disclosure in the prospectus should clarify the degree of uncertainty and add appropriate risk factors.
Please also address the uncertainty in the last sentence of the “Federal Estate Tax” disclosure on page 79 accordingly.
     In response to your comment, the tax disclosure on pages 77 and 79 will be revised. The subsection “General” on page 77 will now read:
     “There is no specific authority addressing the treatment, for United States federal income tax purposes, of securities with terms substantially the same as the units. We believe it is reasonable, however, that for purposes of determining the tax basis in the securities for U.S. federal income tax purposes, that the purchase price paid by such holder for a unit should be allocated among the shares of common stock and the warrant based on their respective relative fair market values.
     Our view of the characterization of the units described above and a holder’s purchase price allocation are not, however, binding on the IRS or the courts. Because there are not authorities that directly address the instruments that are similar to the units, no assurance can be given that the IRS or the courts will agree with the characterization described above or the discussion below. Accordingly, prospective investors are urged to consult their own tax advisors regarding the United States federal tax consequences of an investment in a unit (including alternative characterizations of a unit) and the determination of their tax basis in the common stock and warrants. Unless otherwise stated, the following discussions are based on the assumption that the characterization of the units and the allocation described above are accepted for United States federal tax purposes.”
     In response to your comment, the subsection “Federal Estate Tax” on page 79 will now read:
     “Shares of our common stock owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax. There is no specific authority that addresses whether warrants are also included in the individual’s gross estate. Non-U.S. holders are encouraged to review the issue with their tax advisors.”
     We thank you for your timely review of the Registration Statement and Amendment No. 1 to the Registration Statement. As the Company is in immediate need of the funds to be received upon the sale of the Units offered pursuant to the Registration Statement, the Company respectfully requests any comments that the staff may have as to the proposed disclosure revisions described above as soon as possible. Please direct any questions to the undersigned at 202.220.1454 or Lauren Dougherty, Esq. at 202.220.1209.
Respectfully submitted,
/s/ Robert B. Murphy
Robert B. Murphy, Esq.